

Mail Stop 3561

March 1, 2007

<u>By Facsimile and U.S. Mail</u>

Mr. Kevin Begley
Chief Financial Officer
Village Super Market, Inc.
733 Mountain Avenue
Springfield, NJ 07081

   Re: **Village Super Market, Inc.**
      Form 10-K for the year ended July 29, 2006
      Filed October 23, 2006
      File No. 0-2633

Dear Mr. Begley:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>10-K for the year ended July 29, 2006</u>

Contractual Obligations and Commitments, page 7

1. Please revise your contractual obligations table to include payments on your planned funding of your pension and other postretirement benefit plans. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission's MD&A Guidance issued December 19, 2003 available at www.sec.gov.

Consolidated Statements of Operations, page 10

2. Please revise your future disclosure to explain the relevant rights and privileges of each class of common stock. Please show us what your revised disclosure will look like. See paragraph 4 of SFAS no. 129. Furthermore, please explain in detail why you do not apply the two class method of computing basic and diluted earnings per share. Reference is made to EITF Issue 03-6 and paragraph 61(d) of SFAS no. 128. You may also refer to the SEC Staff Speech given at the 2006 AICPA Conference on Current SEC and PCAOB Developments at http://sec.gov/news/speech/2006/spch121106cjc.htm. We may have further comment.

Note 1 – Summary of Significant Accounting Policies, page 13

Store Opening and Closing Costs, page 13

3. Please verify that you reversed the $211,000 liability to operating and administrative expense pursuant to paragraph 19 of SFAS no. 146.

Note 4 – Debt, page 17

4. Please disclose any restrictions which may limit your payment of dividends in future filings or tell us you have no dividend restrictions. See Rule 4-08 of Regulation S-X.

Note 8 – Pension Plans, page 22

5. In future filings, please disclose all of the components of the net periodic pension cost as required by SFAS 132(R) paragraph 5.h including each of the items netted within "net amortization and deferral." Please show us what your disclosure will look like revised based on the periods presented in this Form 10-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief Accountant